Invitation to the Annual General Meeting of Global Blue Group Holding AG Thursday, September 1, 2022, 11:00 a.m. Central European Summer Time at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland I. AGENDA ITEMS 1. Annual Report 2021/2022, Consolidated Financial Statements 2021/2022, Statutory Financial Statements 2021/2022 and Compensation Report 2021/2022 1.1 Approval of the Annual Report, Consolidated Financial Statements and Statutory Fi- nancial Statements Proposal of the Board of Directors: The Board of Directors proposes that the Annual Report 2021/2022, the Consolidated Fi- nancial Statements 2021/2022 and the Statutory Financial Statements 2021/2022 be ap- proved. Explanation: The Annual Report 2021/2022, the Consolidated Financial Statements 2021/2022 and the Statutory Financial Statements 2021/2022 are available to the shareholders online at www.globalblue.com/corporate/investor-relations/. 1.2 Consultative vote on the Compensation Report Proposal of the Board of Directors: The Board of Directors proposes that the Compensation Report 2021/2022 be endorsed (non-binding consultative vote). Explanation: The Compensation Report contains the principles governing the compensation paid to the board of directors and the executive committee and reports on the amounts paid to mem- bers of such bodies for 2021/2022, as required under the Swiss Ordinance against Exces- sive Remuneration in Listed Companies. The Compensation Report 2021/2022 is available to the shareholders online at www.globalblue.com/corporate/investor-relations/.

2 2. Appropriation of Available Earnings Proposal of the Board of Directors: The Board of Directors proposes that the disposable profit be carried forward. The below is a summary of the appropriation of earnings as proposed by the Board of Directors set forth in the Statutory Financial Statements 2021/2022. 31-Mar-22 Proposal of the Board of Directors (in '000 Swiss francs) Retained earnings available to the general meeting 5,663 Allocated to legal reserves (120) Distributed to shareholders - Carried Forward 5,543 Explanation: Under Swiss law, the appropriation of available earnings must be submitted for sharehold- ers' approval. 3. Discharge of the Board of Directors and of the Executive Committee Proposal of the Board of Directors: The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be granted discharge for the fiscal year ended March 31, 2022. 4. Board Elections 4.1 Re-election of members of the Board of Directors Proposal of the Board of Directors: The Board of Directors proposes that each of the following persons be re-elected as direc- tors for a term of office until the conclusion of the Annual General Meeting 2023:  Thomas Farley

3  Joseph Osnoss  Christian Lucas  Jacques Stern  Eric Strutz  Eric Meurice  Ulf Pagenkopf  Guoming Cheng  Thomas Klein Explanation: The elections will be conducted on an individual basis. Detailed biography of each candidate for re-election can be found online at www.globalblue.com/corporate/about-us/governance/. 4.2 Election of the Chair of the Board of Directors Proposal of the Board of Directors: The Board of Directors proposes that Thomas Farley be re-elected as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting 2023. Explanation: According to art.7 of the Company's articles of association, the general meeting of share- holders elects the chair of the board of directors. Detailed biography of Thomas Farley can be found online at www.globalblue.com/corporate/about-us/governance/. 4.3 Election of Nomination and Compensation Committee Proposal of the Board of Directors: The Board of Directors proposes that Thomas Farley, Joseph Osnoss and Eric Strutz each be elected as a member of the Nomination and Compensation Committee for a term of office until the conclusion of the Annual General Meeting 2023.

4 Explanation: As requested by Swiss law and according to art.7 of the Company's articles of association, the general meeting of shareholders elects the members of the Nomination and Compen- sation Committee. The elections will be conducted on an individual basis. Detailed biog- raphy of each candidate can be found online at www.globalblue.com/corporate/about- us/governance/. 5. Approval of the maximum Board Compensation and Executive Committee Compen- sation 5.1 Approval of the total maximum amount of Board Compensation Proposal of the Board of Directors: The Board of Directors proposes the approval of the aggregate maximum amount of com- pensation for the Board of Directors of CHF 600,000 (excluding employer social security and pension contributions) for the term of office until the Annual General Meeting 2023. Explanation: As requested by Swiss law and according to art.8 of the Company's articles of association, the general meeting of shareholders shall approve the maximum aggregate amount of com- pensation of the Board of Directors for the term of office until the next ordinary meeting of the shareholders. The proposed amount includes the remuneration of the two current non- executive directors who receive remuneration and an additional sum to potentially cover the remuneration of any additional non-executive directors to be appointed to the Board of Di- rectors in the coming year, and consists of 50% cash compensation for the role on the Board of Directors and its committees as well as 50% in the form of Long-Term Incentive Plans (“LTIP”). The proposed maximum total amount does not include the employer’s stat- utory social security and pension contributions, which must be paid by the Company. The remuneration actually paid will be disclosed in the compensation report for FY2022/23. 5.2 Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2023/24 Proposal of the Board of Directors: The Board of Directors proposes the approval of an aggregate maximum amount of com- pensation for the Executive Committee of CHF 18.5 million for the fiscal year 2023/24 (ex- cluding employer social security and pension contributions).

5 Explanation: As requested by Swiss law and according to art. 8 of the Company's articles of association, the general meeting of shareholders shall approve the maximum aggregate amount of com- pensation of the Executive Committee for the next fiscal year (i.e. FY2023/24). The pro- posed amount consists of an annual fixed maximum compensation of CHF 5,500,000, an annual maximum bonus of CHF 3,250,000, an LTIP with a maximum estimated value at the time of allocation of CHF 3,150,000, the potential award of shares to employees (shares currently held by Employee Benefit Trust, i.e., no change in the share capital of or the total number of shares in the Company, and relate to the pre-SPAC incentive plan and its crys- tallization at the listing on the NYSE) of CHF 6,000,000 and other benefits of a total maxi- mum amount of CHF 600,000. The proposed maximum total amount does not include the employer’s statutory social security and pension contributions, which must be paid by the Company. The remuneration actually paid for the fiscal year 2023/24 will be disclosed in the compensation report for FY2023/24. 5.3 Increase of the total maximum amount of Executive Committee Compensation for the fiscal year 2022/23 Proposal of the Board of Directors: The Board of Directors proposes to increase the total amount of compensation for the Ex- ecutive Committee to a maximum of CHF 18.5 million for the fiscal year 2022/23 (excluding employer social security and pension contributions). Explanation: On 15 September 2021, the Annual General Meeting of 2021 approved the maximum total amount of compensation for the Executive Committee for the fiscal year 2022/23 of CHF 12.5 million. The Company expects such total compensation to exceed the approved amount by CHF 6 million due to that the amount approved by the Annual General Meeting of 2021 did not include any potential award of Company's shares to the Executive Commit- tee linked to the listing of NYSE, which will be of a total maximum amount of CHF 6 million. These shares are currently held by Employee Benefit Trust (i.e., no change in the share capital of or the total number of shares in the Company) and relate to the pre-SPAC incen- tive plan and its crystallization at the listing on the NYSE. If such additional amount is ap- proved by the Annual General Meeting of 2022, the Company plans to grant the share awards in September 2022 to the Executive Committee. The remuneration actually paid to the Executive Committee for the fiscal year 2022/2023 will be disclosed in the compensation report for FY2022/23.

6 6. Election of Independent Proxy Proposal of the Board of Directors The Board of Directors proposes that ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH- 8038 Zurich, Switzerland, represented by Mr. Roger Föhn, be elected as Independent Proxy for a term of office until the conclusion of the Annual General Meeting 2023. 7. Election of Statutory Auditors Proposal of the Board of Directors: The Board of Directors proposes that PricewaterhouseCoopers SA, Geneva be re-elected as statutory auditors for a term of office until the conclusion of the Annual General Meeting 2023. 8. Reduction of Share Capital by Cancellation of Series A Preferred Shares / Kapitalherabsetzung durch Vernichtung von Vorzugsaktien der Kategorie A Proposal of the Board of Directors:1 Antrag des Verwaltungsrates:1 1. The Board of Directors proposes the reduction of the share capital from currently CHF 2,401,918.65 by the amount of CHF 1,041.35 to CHF 2,400,877.30 by means of cancellation of 104,135 treasury Series A Preferred Shares and the allocation of the reduction amount to the Company's general legal reserves (reserves from capital con- tribution) as well as the modification of the corresponding provision in the articles of association. Der Verwaltungsrat beantragt die Herabsetzung des Aktienkapitals von CHF 2'401'918.65 um CHF 1'041.35 auf CHF 2'400'877.30 durch Vernichtung von eigenen 104'135 Vorzugsaktien der Kategorie A und Zuweisung des Herabsetzungsbetrages an die allgemeinen gesetzlichen Re- serven (Reserven aus Kapitaleinlagen) der Gesellschaft und die Änderung der einschlägigen Statutenbestimmung. 2. The special report by the auditor PricewaterhouseCoopers SA, Geneva required by law is available. It confirms that all claims of creditors are covered despite the share capital reduction. 1 Subject to approval of the Commercial Register of the Canton of Zurich. / Vorbehaltlich der Genehmigung durch das Handelsregister des Kantons Zürich.

Der gesetzlich vorgeschriebene Prüfungsbericht des Revisionsunternehmens Pricewaterhouse-Coopers SA, Genf, liegt vor. Dieser Prüfungsbericht stellt fest, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind.

3. Upon completion of the share capital reduction, art. 3a of the Company's articles of association shall be modified as follows (change underlined):

   Nach Vollzug der Kapitalherabsetzung wird Art. 3a der Statuten wie folgt geändert (Änderungen sind unterstrichen):

| | |
|---|---|
| II. Kapital | II. Capital |
| Artikel 3a: Aktienkapital | Article 3a: Share Capital |
| Das Aktienkapital der Gesellschaft beträgt CHF 2'400'877.30 und ist eingeteilt in 201'226'883 auf den Namen lautende Stammaktien mit einem Nennwert von je CHF 0.01, 17'684'377 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie A") und 21'176'470 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie B"). Die Aktien sind vollständig liberiert. | The share capital of the Company amounts to CHF 2,400,877.30 and is divided into 201,226,883 registered common shares with a nominal value of CHF 0.01 each, 17,684,377 registered series A convertible preferred shares with a nominal value of CHF 0.01 each ("Series A Preferred Shares") and 21,176,470 registered series B convertible preferred shares with a nominal value of CHF 0.01 each ("Series B Preferred Shares"). The share capital is fully paid-up. |

4. The modified share capital mentioned in resolution item 3. of the agenda item 8. may be adjusted to reflect the issue of the new common shares from the Company's authorized share capital and/or conditional share capital between the general meeting and the registration of the capital reduction in the commercial register.

   Das im Beschluss 3 des Traktandums 8 geänderte Aktienkapital kann um die Ausgabe der neuen Stammaktien aus dem genehmigten und/oder bedingten Kapital der Gesellschaft zwischen der Generalversammlung und der Eintragung der Kapitalherabsetzung in das Handelsregister angepasst werden.

Explanation:

In connection with a Conversion Agreement of 28 August 2020, on 5 July 2022 a pref-shareholders have converted an aggregate of 104,135 Series A Preferred Shares into common shares through a cashless exchange where the Company received the exchanged 104,135 Series A Preferred Shares and has been holding such shares as treasury shares

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8 since the conversion. Such shares are to be cancelled. The cancellation of the 104,135 Series A Preferred Shares with a nominal value of CHF 0.01 each would result in a capital reduction of CHF 1,041.35. II. ORGANIZATIONAL MATTERS Time: Thursday, September 1, 2022 11:00 a.m. Central European Summer Time Location:, Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland Important Notice Regarding COVID-19 Unfortunately, the continuing exceptional circumstances of the COVID-19 pandemic do not allow us to hold our Annual General Meeting 2022 with shareholders attending in person. The Annual General Meeting 2022 will be held in accordance with the Ordinance 3 of the Swiss Federal Council on Measures to Combat the Coronavirus (COVID-19) and without the personal attendance of sharehold- ers. As a result, the shareholders may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Annual General Meeting 2022. We take the safety of our shareholders, directors, officers, employees and service providers very seriously, and hope you un- derstand the need for these measures. Eligibility to Vote Shareholders with voting rights registered in the share register (“holders of record”) maintained by our transfer agent, American Stock Transfer & Trust Company LLC (“AST”) and shareholders holding their shares through their broker or bank (“street name holders”) on 24 August 2022 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Annual General Meeting. Shareholders who have sold their shares prior to 24 August 2022 are not entitled to vote those shares at the Annual General Meeting. Invitation and Voting Materials Holders of record on 9 August 2022 will receive the Annual General Meeting invitation and a proxy card directly from AST. These materials will contain access information for the AST portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail. Street name holders are unknown to the Company or AST. Street name holders should receive ma- terials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name

9 holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after 9 August 2022 but on or before 24 August 2022 and wish to vote their shares at the Annual General Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting AST via email at proxy@astfinancial.com. Voting (Instructions to Independent Proxy) Voting rights can only be exercised through the independent proxy ADROIT Attorneys-at-Law, Kal- chbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and authorization to the independent proxy prior to the Annual General Meet- ing. The independent proxy will be physically present at the Annual General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. Voting Instructions by Holders of Record The Company recommends that holders of record give voting instructions and authorization to the independent proxy electronically through the AST portal with the individual shareholder number (“QR Code”) provided by AST. To do so, holders of record should follow the instructions given on the en- closed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through AST by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to AST via email at proxy@astfinancial.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address: American Stock Transfer & Trust Company Attn: Operation Center 6201 15th Ave Brooklyn NY 11219 Electronic voting instructions and proxy cards sent by mail must be received by AST no later than 8:00 a.m. EDT / 2:00 p.m. CEST on 31 August 2022. Once received by AST, voting instructions may not be changed by the shareholders. Should AST receive voting instructions from the same shareholder both electronically and in writing, only the elec- tronic instructions will be taken into account.

10 Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent. Availability of Annual Report and Related Materials This invitation to the Annual General Meeting 2022 including the explanation to the agenda items, the FY21/22 – Global Blue Group Holding AG Annual Report (which includes the Management Report (Form 20-F), the Consolidated Financial Statements 2021/2022, the Statutory Financial Statements 2021/2022 and the Compensation Report 2021/2022) are available online at www.global- blue.com/corporate/investor-relations. Copies of these documents may be obtained without charge by contacting the investor relationship via email at ir@globalblue.com. Copies may also be physically inspected at the offices of Global Blue Group Holding AG, Zürichstrasse 38, 8306 Brüttisellen. Zurich August 11, 2022 By the order of the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary